SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                EMPS Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    268711108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Paul Roberts                                 Ronald Poulton, Esq
129 Kunayev Street                           Poulton & Yordan
Almaty 480100                                136 East South Temple, Suite 1700-A
Republic of Kazakhstan                       Salt Lake City, Utah 84111
7 3292 512420                                (801) 355-1341
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notes and Communications)

                                  July 30, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 268711108                                            Page 2 of 4 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul Roberts
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)

         OO
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Australia
--------------------------------------------------------------------------------
                           7.      SOLE VOTING POWER 3,250,764
NUMBER OF
SHARES                   -------------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER 0
OWNED BY
EACH                     -------------------------------------------------------
REPORTING                  9.      SOLE DISPOSITIVE POWER 3,250,764
PERSON WITH
                         -------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER 0

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         3,250,764
--------------------------------------------------------------------------------
12.      CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                     [ ]
         CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

                                                               Page 3 of 4 pages


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.001, ("Common Stock") of EMPS Corporation (the "Issuer") which has its principal executive offices at 875 Donner Way, Unit 705, Salt Lake City, Utah 84108.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Paul Roberts, a Director of the Issuer. Mr Roberts' principal business address is 129 Kunayev Street, Almaty 480100 Republic of Kazakhstan.

         In addition to serving as a Director of the Issuer, Mr. Roberts is the President and Chairman of the Board of Caspian Services Group Limited, a wholly owned subsidiary of the Issuer.

         During the last five years Mr. Roberts has not (a) been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding and violations with respect to such laws.

         Mr. Roberts is a citizen of Australia.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         Pursuant to an Agreement and Plan of Reorganization dated May 29, 2002 between the Issuer and Caspian Services Group Limited, (the "Agreement"), on July 30, 2002, Mr. Roberts was issued 3,250,764 shares of restricted Common Stock of the Issuer in exchange for 12 common shares of Caspian Services Group Limited he held.

ITEM 4.  PURPOSE OF TRANSACTION

         As disclosed above, Mr. Roberts acquired 3,250,764 common shares of the Issuer pursuant to the Agreement, which was consummated on July 30, 2002. As more fully disclosed in the Current Report filed by the Issuer on Form 8-K on August 8, 2002, upon consummation of the Agreement a change in control of the Issuer occurred

         Mr. Roberts acquired these shares for investment purposes. He has no plans or proposals which would have any of the effects enumerated in the instructions to Item 4 or any similar to those enumerated.

                                                               Page 4 of 4 pages


         Mr. Roberts reserves the right to sell securities of the Issuer and to purchase securities of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Mr. Roberts beneficially owns 3,250,764 common shares or approximately 10.8% of the issued and outstanding shares of the Issuer. Mr. Roberts has the sole voting and dispositive power over these shares.

         During the past 60 days, Mr. Roberts has not made any purchases of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  EXHIBITS

         The Agreement and Plan of Reorganization between the Issuer and Caspian Services Group Limited filed as Exhibit 2.01 to the Current Report filed by the Issuer on August 8, 2002, on Form 8-K is herein incorporated by this reference

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 10, 2002                                         /s/ Paul Roberts
                                                              -----------------
                                                              Paul Roberts